STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this "Agreement") is executed effective as of August __, 2006 (the "*Effective Date*"), by and among **HARRELL HOSPITALITY GROUP, INC.**, a Delaware corporation ("*HHG*") and **Paul L. Barham**, an individual ("*Barham*"), **Clive Russell**, an individual ("*Russell*"), **Geoffrey Dart**, an individual ("*Dart*"), and **Apsley Estates, Ltd**. ("*Apsley*") (collectively, Barham, Russell, Dart and Apsley are called the "*Purchasers*")

P R E M I S E S:

WHEREAS, HHG is the owner of 100% of the issued and outstanding common stock of Hotel Management Group, Inc., a Texas corporation (the "*Company*");

WHEREAS, HHG owes the Purchasers individually various amounts for accrued but unpaid compensation (in the aggregate, the "*Payables*"). Specifically, HHG owes (i) Barham approximately $164,875 for unpaid salary and automobile allowance; (ii) Russell $70,574 for unpaid directors fees and for the principal and accrued interest owing on a loan made from Russell to HHG, (iii) Dart $11,290 for unpaid directors fees, and (iv) Apsley $94,125 for unpaid consulting fees. In addition, HHG has liabilities to certain employees for accrued vacation that total $38,538 (the "*Liabilities*").

WHEREAS, in exchange for cancellation of the Payables, assumption of the Liabilities and for other consideration, HHG desires to sell to Purchasers and Purchasers desire to purchase from HHG all of the Stock of the Company, and certain other incidental assets of the Company.

A G R E E M E N T:

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchasers and HHG hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF STOCK AND OTHER ASSETS

1.01 **PURCHASE OF THE STOCK.** Subject to this Agreement, HHG hereby agrees to sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to Purchasers, and Purchasers agree to purchase, accept and acquire from HHG, on the Closing Date (as defined in Section 3.01 hereof), the Stock.

1.02 **INCIDENTAL HOSPITALITY ASSETS. In the event that there are any other assets identified by the Purchasers used in connection with the hospitality business of the Company (the "*Incidental Assets*"), HHG agrees to sell, transfer and convey such incidental assets to Purchasers. HHG agrees that it will change its corporate name within ninety (90) days after the Closing Date, and thereafter HHG relinquishes and assigns to Purchasers any rights it might have in the "Harrell Hospitality" name.**

ARTICLE II

PURCHASE PRICE

2.01　Purchase Price. The purchase price for the Stock and the Incidental Assets (the "*Purchase Price*") shall be a total purchase price of Six Hundred and Twenty-nine Thousand Four Hundred and Two and No/100 Dollars ($629,402.00) in the aggregate. The Purchase Price shall be payable at the Closing by cancellation of the Payables, assumption of the Liabilities and by delivery by Purchasers of a promissory note payable to HHG in the principal amount of $250,000.00 (the "*Note*").

2.02　Terms of the Note. The Note shall bear interest at the rate of ten percent (10%) per annum and shall have a final maturity date of September 30, 2016. The Note shall be payable in quarterly payments of principal and interest in the amount of $9,959.06, and may be prepaid at any time without premium or penalty. Payment of the Note shall be secured by the Stock, shares of Red Leopard Holdings or other collateral acceptable to HHG. The Purchasers shall be jointly and severally liable for payment of the Note.

ARTICLE III

CLOSING

3.01　Closing. The closing of the transactions contemplated by this Agreement (the "*Closing*") shall take place at the offices of Thomas, Cinclair & Beuttenmuller, P.C., 5335 Spring Valley Road, Dallas, Texas 75254, on or before September 29, 2006 (the "*Closing Date*"). The Closing shall be deemed and construed to have occurred upon (i) the execution and delivery of all of the Closing documents by the respective signatory parties thereto and (ii) delivery to HHG of the Note and the cancellation of the Payables signed by the Purchasers.

3.02　Documents of Sale and Conveyance. At the Closing, HHG shall execute and deliver to Purchasers such documents conveying to Purchasers the Stock, free and clear of any and all liens, security interests, or encumbrances whatsoever, and shall be effected by delivery by HHG to Purchasers of one or more stock certificates properly endorsed to Purchasers (the "*Stock Certificate*") together with an appropriate stock assignment. At the Closing, the Purchasers shall execute and deliver to HHG such documents and instruments as may reasonably requested by HHG to effect the transaction, including the Note, documents evidencing cancellation of the Payables, assumption of the Liabilities, and a security agreement securing the Note.

3.03　Further Assurance. Each party hereto shall, at any time and from time to time on or after the Closing Date, upon request of the other party hereto and without further cost or expense to the requesting party, prepare, execute and deliver such instruments of conveyance and assignment and shall take such action as the requesting party may reasonably request to more effectively carry out the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.01 **REPRESENTATIONS AND WARRANTIES OF HHG.** **As an inducement to Purchasers to enter into this Agreement and to consummate the transactions contemplated hereby, as of the date hereof and as of the Closing Date, HHG represents and warrants to Purchasers that to the best of its knowledge:**

   (a) **Authority.** The execution, delivery and performance by HHG of this Agreement and any other agreements contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by the board of directors of HHG.

   (b) Conflicts; Defaults. The execution and delivery of this Agreement and the other agreements and instruments executed or to be executed in connection herewith by HHG do not, and the performance by HHG of his obligations hereunder and thereunder and the consummation by HHG of the transactions contemplated, hereby or thereby, will not violate, conflict with, or constitute a breach or default under any of the terms of HHG's obligations thereunder.

   (c) Title to Stock. All of the Corporation's issued and outstanding stock is owned by HHG. HHG has good and marketable title to all of the Stock and the Stock is, and will be transferred on the Closing Date, free and clear of all liens, claims, security interests and encumbrances.

   4.02 **REPRESENTATIONS AND WARRANTIES OF PURCHASERS.** As an inducement to HHG to enter into this Agreement and to consummate the transactions contemplated hereby, Purchasers represent and warrant to HHG that:

   (a) Conflicts; Defaults. The execution and delivery of this Agreement and the other agreements and instruments executed or to be executed in connection herewith by Purchasers do not, and the performance by Purchasers of its obligations hereunder and thereunder and the consummation by Purchasers of the transactions contemplated, hereby or thereby, will not violate, conflict with, or constitute a breach or default under any of the terms of Purchasers' obligations or agreements.

   (b) Business Expertise of Purchasers. Each of the Purchasers represents and warrants that (i) it is a sophisticated and experienced investor familiar with the hospitality industry, (ii) it has such knowledge and experience in financial transactions and the hotel management industry so as to be capable of evaluating the merits and risks of the transactions contemplated by this Agreement and (iii) it has the financial ability to bear the risks of this purchase. Purchasers further represent and warrant that they, together with their professional advisors, have made such independent investigations as they deem to be warranted into the business and dealings of the Company all other facts they deem material to Purchasers' purchase of the Stock, and each Purchaser is entering into this transaction solely on the basis of that investigation and its or their own judgment, and is not acting in reliance on any representation made or information furnished by HHG

(c)   **No Representations or Warranties.** EXCEPT FOR THE WARRANTY OF TITLE IN SECTION 4.01(C), THE STOCK IS BEING SOLD "AS IS," AND PURCHASERS EXPRESSLY ACKNOWLEDGE THAT HHG MAKES NO WARRANTIES OR REPRESENTATIONS OF ANY TYPE, KIND, CHARACTER OR NATURE, WHETHER EXPRESSED OR IMPLIED, STATUTORY OR OTHERWISE, REGARDING THE STOCK, THE COMPANY OR THE COMPANY'S FINANCIAL CONDITION, ASSETS, LIABILITIES, OPERATIONS, PROSPECTS OR HISTORY.

ARTICLE V

COVENANTS OF HHG

5.01   **Conduct of the Company Pending Closing.** HHG shall cause the Company to conduct its business in its usual and ordinary fashion prior to the Closing date and shall not permit the Company to encumber, sell, transfer or assign any of the Company's assets, or enter into any contract, sale agreement, option agreement, purchase order or other commitment directly or indirectly affecting the Company or its assets (other than in the ordinary course of business) without the prior written consent of Purchasers.

ARTICLE VI

COVENANTS OF PURCHASERS

6.01   **Reasonable Efforts.** Purchasers agrees that they will use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

ARTICLE VII

CONDITIONS OF CLOSING

7.01   **Obligation of Purchasers.** The obligation of Purchasers to consummate the purchase contemplated by this Agreement shall be subject to the fulfillment on or prior to the Closing Date of the following conditions (any of which may be waived in writing, in whole or in part, by Purchasers):

(a)   Representations and Warranties; Performance. The representations and warranties of HHG set forth in this Agreement shall be true and correct in all material respects, and HHG shall have duly performed in all material respects all agreements and covenants herein required to be performed by HHG on or before the Closing Date.

(b)   Proceedings and Documents. All corporate and other proceedings and all documents incidental to the transactions to be effected at the Closing shall be satisfactory in form and substance to Purchasers. Purchasers shall have received all such counterpart originals or certified or other copies of such documents as Purchasers may reasonably request.

(c)   Closing Documents. Purchasers shall have received the Closing documents described in Section 3.02 hereof executed by HHG.

7.02   **OBLIGATION OF HHG.**   The obligation of HHG to consummate the sale contemplated by this Agreement shall be subject to the fulfillment by Sellers on or prior to the Closing Date of the following conditions (any of which may be waived in writing, in whole or in part, by HHG):

(a)   Representations and Warranties; Performance.   The representations and warranties of Purchasers set forth in this Agreement shall be true and correct in all material respects, and Purchasers shall have duly performed in all material respects all agreements and covenants herein required to be performed by Purchasers on or before the Closing Date.

(b)   Shareholder Consent.   HHG shall have received from its shareholders a majority written consent, and HHG shall have mailed to its shareholders a 14(c) Information Statement and at least 20 days shall have elapsed since the date of such mailing.

(b)   Receipt of Closing Documents.   HHG shall have received all of the other documents referred to in Article III with respect to the Closing.

ARTICLE VIII

MISCELLANEOUS

8.01   **FURTHER ACTIONS.**   From time to time, as and when requested by Purchasers or HHG, HHG or Purchasers shall execute and deliver, or cause to be executed and delivered, such documents and instruments and shall take, or cause to be taken, such further or other actions as may be reasonably necessary to effectuate the transfer, assign and deliver to Purchasers or its permitted assigns the Stock and to consummate and to effect the other transactions expressly required to be performed by HHG and Purchasers hereunder.

8.02   **SURVIVAL OF REPRESENTATIONS AND WARRANTIES.**   All representations and warranties contained in this Agreement, any exhibits or schedules hereto or any certificate, agreement or document delivered in connection with the transactions contemplated hereby shall survive the consummation of the transactions contemplated by this Agreement and any investigation on the part of the parties hereto and shall continue in full force and effect indefinitely after the Closing Date.

8.03   **EXPENSES.**   Except as expressly stated to the contrary in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each of the parties hereto shall pay the fees and expenses of its own counsel, accountants or other experts, and all expenses incurred by such party incident to the negotiation, preparation, execution, consummation, and performance of this Agreement and the transactions contemplated hereby.

8.04   **NOTICES.**   All notices, requests and other communications under this Agreement shall be in writing (including a writing delivered by facsimile transmission) and shall be deemed to have been duly given if delivered personally, or sent by either certified or registered mail, return receipt requested, postage prepaid, by overnight courier guaranteeing next day delivery, or by telecopier, addressed as follows:

(a)   If to HHG:

Jonathan Tripp
P.O. Box 260328
Plano, TX 75026

<u>With a required copy to</u>:

Thomas C. Self
Thomas Cinclair & Beuttenmuller
5335 Spring Valley Road
Dallas, Texas 75254

or at such other address or telecopy number as HHG may have advised Purchasers in writing; and

(b)   <u>If to Purchasers</u>:

c/o Paul L. Barham
1354 Crosstimber Drive
Southlake, TX 76092

or at such other address or telecopy number as Purchasers may have advised HHG in writing. All such notices, requests and other communications shall be deemed to have been received on the date of delivery thereof, if delivered by hand, on the third day after the mailing thereof, if mailed, on the next day after the sending thereof, if by overnight courier, and when receipt is acknowledged, if telecopied.

8.05   **BINDING AGREEMENT.** This Agreement and all of the terms, provisions and covenants contained herein shall apply to, be binding upon and inure to the benefit of the parties hereto, their respective successors and assigns.

8.06   **CHOICE OF LAW.** This Agreement shall be construed in accordance with the laws of the State of Texas, and shall be specifically performable in Collin County, Texas.

8.07   **INVALID PROVISIONS.** If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or its severance from this Agreement.

8.08   **ENTIRE AGREEMENT.** This Agreement contains the entire agreement of the parties with respect to the subject matter hereof, and shall not be varied, amended, or superseded except by written agreement between the parties hereto.

8.09   **THIRD PARTY BENEFICIARIES.** Nothing contained herein, express or implied, is intended to confer upon any person or entity other than the parties hereto and their successors in interest and permitted assigns any rights or remedies under or by reason of this Agreement.

8.10   **CAPTIONS.** The captions employed in this Agreement are for convenience only and are not intended in any way to limit or amplify the terms and provisions of this Agreement.

8.11   **COUNTERPART EXECUTION.** This Agreement may be executed in counterparts, each of which shall constitute an original, and all which taken together shall constitute an original and all which taken together shall constitute a single agreement.

8.12   **DATE COMPUTATION.** If any date of significance hereunder falls upon a Saturday, Sunday or recognized Federal holiday, such date will be deemed moved forward to the next day which is not a Saturday, Sunday or recognized Federal holiday. The terms "working day" shall mean days elapsed exclusive of Saturday, Sunday or recognized Federal holidays.

8.13   **CONSTRUCTION.** This Agreement is the result of negotiations between the parties, neither of whom has acted under any duress or compulsion, whether legal, economic or otherwise. Accordingly, the terms and provisions hereof shall be construed in accordance with their usual and customary meanings. HHG and Purchasers hereby waive the application of any rule of law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose attorney) prepared the executed Agreement or any earlier draft of the same.

8.14   **ASSIGNMENT.** Nothing herein shall be construed to restrict or prohibit the right of either party to assign this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute and deliver this Agreement as of the first day written above.

HHG:

HARRELL HOSPITALITY GROUP, INC.,
a Delaware corporation

By:_____
      Paul L. Barham,
      Chief Executive Officer

Purchasers:

_____
PAUL L. BARHAM

_____
CLIVE RUSSELL

_____
GEOFFREY DART

APSLEY ESTATES, LTD.,

By:_____